

February 7, 2012

<u>Via E-mail</u>
Mr. Ronald L. Haan
Chief Executive Officer
Macatawa Bank Corporation
10753 Macatawa Drive
Holland, Michigan 49424

Re: Macatawa Bank Corporation
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed October 27, 2011
Response dated December 29, 2011
File No. 000-25927

Dear Mr. Haan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for Fiscal Quarter Ended September 30, 2011</u>

<u>Notes to Consolidated Financial Statements (Unaudited)</u>

<u>Note 3. Loans, page 16</u>

1. We note your response to comment 4 in our letter dated December 8, 2011. We note that you remove certain loans from TDR classification that are in compliance with their modified terms for at least six months and the modified interest rate

represents a market rate at the time of restructuring. Please tell us and revise your future filings to disclose the following concerning these loans:

- How you determined the interest rates on these loans, that were removed from TDR classification during the current period, were representative of market rates taking into consideration the borrowers' credit risk and prevailing economic conditions;

- If the loans were classified as TDRs over at least one calendar year-end before removal from TDR designation;

- How you measure impairment on these loans subsequent to removal from TDR designation; and

- Quantify the number of loans and the outstanding recorded balance of the TDRs removed from TDR designation for the periods presented. Consider disclosing a rollforward of your TDR loan balances that would provide for gross additions and reductions separately for each class of financing receivable for the periods presented.

You may contact David S. Irving at 202-551-3321 or Marc D. Thomas at (202)551-3452 if you have questions.

Sincerely,

/s/ Marc D. Thomas

Marc D. Thomas
Staff Accountant